SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

SUSSEX BANCORP
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

869 245 100
(CUSIP Number)

DECEMBER 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☑           Rule 13d-1(c)
☐           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 869 245 100

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) HOT CREEK CAPITAL, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 310,298
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 310,298
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,298
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON 00

CUSIP NO. 869 245 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) HOT CREEK INVESTORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 310,298
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 310,298
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,298
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 869 245 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Darren R. Tymchyshyn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 310,298
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 310,298
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,298
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON IN

ITEM 1(a).	NAME OF ISSUER:
Sussex Bancorp

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

399 Route 23 Franklin, New Jersey 07416

ITEM 2(a).
NAME OF PERSON FILING:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital, L.L.C. (the "General Partner"), (ii) Hot Creek Investors, L.P. (“Investors”), and (iii) Darren R. Tymchyshyn, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the "Filing Persons"). The Common Stock (the “Stock”) which is the subject of this Schedule 13G is held by Investors. The other Filing Persons are joining in this Schedule 13G because they exercise voting and investment power over the Common Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of January 26, 2010, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1 East Liberty Street, Suite 511 Reno, Nevada 89501

ITEM 2(c).	CITIZENSHIP: Nevada for Investors and the General Partner; Darren R. Tymchyshyn is a citizen of Canada

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP Number: 869 245 100
ITEM 3.	Not Applicable
ITEM 4.	OWNERSHIP:

(a)  Amount beneficially owned:

310,298 shares of Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Investors, the General Partner, and Darren R. Tymchyshyn. The General Partner and Mr. Tymchyshyn expressly disclaim direct and beneficial ownership of the shares of Stock reported as deemed to be beneficially owned by them.

Based on Form 10-Q dated November 16, 2009, the Issuer had 3,262,934 shares of Common Stock issued and outstanding on November 13, 2009. Accordingly, the 310,298 shares of Stock which may be deemed to be beneficially owned by Investors represent approximately 9.5 percent (9.5%) of the Issuer’s issued and outstanding Stock thereafter.

(b)  Percent of class: 9.5%

(c)  Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote                                                0
      (ii) Shared power to vote or to direct the vote                               310,298
      (iii) Sole power to dispose or to direct the disposition of                       0
      (iv) Shared power to dispose or to direct the disposition of       310,298

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.              CERTIFICATIONS

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOT CREEK CAPITAL, L.L.C.

Dated: January 26, 2010	By:	/s/Darren R. Tymchyshyn
Name: Darren R. Tymchyshyn
Title: Managing Member

HOT CREEK INVESTORS, L.P.
By its General Partner HOT CREEK CAPITAL, L.L.C.
Dated: January 26, 2010	By:	/s/ Darren R. Tymchyshyn
Name: Darren R. Tymchyshyn
Title: Managing Member

Dated: January 26, 2010	By:	/s/ Darren R. Tymchyshyn
Name: Darren R. Tymchyshyn

Exhibit A
-------------

AGREEMENT REGARDING THE JOINT FILING
OF SCHEDULE 13G
---------------------
The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

HOT CREEK CAPITAL, L.L.C.

Dated: January 26, 2010	By:	/s/Darren R. Tymchyshyn
Name: Darren R. Tymchyshyn
Title: Managing Member

HOT CREEK INVESTORS, L.P.
By its General Partner HOT CREEK CAPITAL, L.L.C.
Dated: January 26, 2010	By:	/s/ Darren R. Tymchyshyn
Name: Darren R. Tymchyshyn
Title: Managing Member

Dated: January 26, 2010	By:	/s/ Darren R. Tymchyshyn
Name: Darren R. Tymchyshyn